Exhibit 23.03

Consent of Independent Registered Public Accounting Firm

The Members

NRG Yield, LLC

We consent to the use of our report dated May 9, 2017, with respect to the consolidated balance sheets of NRG Yield LLC as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated by reference herein on the registration statement on Form S-4 to register $350,000,000 of 5.00% Senior Notes due 2026 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 9, 2017